

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Todd Cello
Chief Financial Officer
TransUnion
555 West Adams
Chicago, IL 60661

  Re: TransUnion
    Form 10-K for the Fiscal Year Ended December 31, 2022
    File No. 1-37470

Dear Todd Cello:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Twelve Months Ended December 31, 2022, 2021 and 2020
Operating Expenses, page 49

1. In your discussion of year over year changes in the various operating expense line items, you identify multiple factors for changes without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

Non-GAAP measures- Twelve Months Ended December 31, 2022, 2021 and 2020:
Adjusted EBITDA and Adjusted EBITDA Margin, page 58

2. We note an adjustment for "Accelerated technology investment" to arrive at Adjusted EBITDA and Adjusted Net Income for all periods presented. Please tell us how your presentation of these non-GAAP measures complies with Item 10(e)(1)(ii)(B), and discuss why these costs do not reflect normal, recurring, cash operating expenses necessary to operate your business. You may also refer to Question 100.01 of the Non-

GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services